UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43300

BITZERO HOLDINGS INC.

(Registrant)

1100 One Bentall Centre
505 Burrard Street, Suite 1100

Vancouver, British Columbia, V7X 1M5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITZERO HOLDINGS INC.
(Registrant)

Date: September 9, 2026	By	/s/ Mohammed Bakhashwain
Mohammed Bakhashwain
Chief Executive Officer

 EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the three-month period ended June 30, 2026
99.3	Certification of Interim Filings CEO dated September 9, 2026
99.4	Certification of Interim Filings CFO dated September 9, 2026
99.5	Audited Consolidated Financial Statements for the years ended September 30, 2025 and 2024
99.6	Management’s Discussion and Analysis for the year ended September 30, 2025
99.7	Certification of Annual Filings CEO dated September 9, 2026
99.8	Certification of Annual Filings CFO dated September 9, 2026
99.9	News Release dated September 9, 2026 – Bitzero Holdings Inc. Announces Refiling of its Annual and Interim Financial Statements and MD&A